UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of November 9, 2004

Commission File Number 333-98141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities exchange Act of 1934.

Yes ☐ No ☑

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED (Registrant)
Date November 9, 2004	By:	/s/ Helen Golding
(Signature)*
HELEN GOLDING Company Secretary & Group Legal Counsel

* Print the name and title under the signature of the signing officer

2

BURNS, PHILP & COMPANY LIMITED ABN 65 000 000 359

LEVEL 23, 56 PITT STREET SYDNEY NSW 2000 GPO BOX 543 SYDNEY NSW 2001 AUSTRALIA

TEL: NATIONAL (02) 9259 1111 TEL: INT’L +61 (2) 9259 1111 FAX: (02) 9247 3272

9 November 2004

Mr. Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

FIRST QUARTER RESULTS

Please find enclosed First Quarter Results for the period ended 30 September 2004.

Yours sincerely

HELEN GOLDING
Company Secretary

     Encl.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

BURNS, PHILP & COMPANY LIMITED ABN 65 000 000 359

LEVEL 23, 56 PITT STREET SYDNEY NSW 2000 GPO BOX 543 SYDNEY NSW 2001 AUSTRALIA

TEL: NATIONAL (02) 9259 1111 TEL: INT’L +61 (2) 9259 1111 FAX: (02) 9247 3272

COMMENTARY ON RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2004

Burns Philp is an Australian based company involved in the production and distribution of food ingredients and consumer branded food, beverage and related products. Following the sale of the Group’s Yeast and Bakery Ingredients and Herbs and Spices businesses, the Group operates primarily in Australasia with leading products and brands enjoying significant market shares in each of our principal markets.

The restructuring of the Goodman Fielder businesses is now substantially complete and earnings in the period were in line with expectations. During the quarter the Group completed the sale of its Yeast and Bakery Ingredients and Herbs and Spices businesses for total proceeds of U.S.$1.350 billion. On September 10, 2004, approximately U.S.$90.0 million of the proceeds from the sale of our Herbs and Spices business was used to reduce our senior secured debt. On October 7, 2004, approximately U.S.$1.0 billion of the proceeds was used to repay all of the Group’s senior secured borrowings.

These initiatives have transformed the Group into a position where earnings have been increased, the portfolio of businesses enhanced and the Group’s financial position strengthened, leaving us well placed to continue to grow as opportunities are identified.

	3 Months ended
AUD million	September 30
	2004	2003
Sales	825.9	865.5
EBITDA before individually significant items
Goodman Fielder	99.3	81.2
Corporate	(6.8)	(4.6)
EBITDA from discontinued businesses	47.1	54.0

EBITDA	139.6	130.6
Individually significant items
Unrealised foreign exchange gain	9.2	18.0
Goodman Fielder restructuring costs	—	(6.3)
Gain on sale of Yeast & Bakery and Herbs & Spices business	739.7	—

EBITDA	888.5	142.3
Depreciation	(28.9)	(29.2)
Amortization of intangibles	(24.8)	(24.6)

EBIT	834.8	88.5
Net interest expense	(66.8)	(74.9)
Income tax expense	(5.0)	(9.0)
Individually significant income tax expense	(48.9)	—
Outside equity interests	(1.4)	(1.0)

Net profit attributable to members of Burns, Philp & Company Limited	712.7	3.6

Financial Highlights

During the three month period ended September 30, 2004, we announced the sale of two of our business segments, Yeast and Bakery Ingredients and Herbs & Spices. These sales have significantly affected the result for the period and our financial position at period end.

On September 3, 2004, we completed the sale of our Herbs & Spices business, Tone Brothers, Inc., to Associated British Foods, plc (“ABF”) for proceeds of U.S.$175.0 million. On September 30, 2004, we completed the sale of our Yeast and Bakery Ingredients business to ABF for proceeds of U.S.$1,175.0 million. We have recorded a net after tax gain on the sale of these businesses of approximately A$690.8 million. On September 10, 2004, approximately U.S.$90.0 million of the proceeds from the sale of our Herbs and Spices business was used to reduce our senior secured debt. On October 7, 2004, we repaid all amounts outstanding under our secured senior loan facilities. The net gain on sale was determined after reflecting the write-off of certain deferred borrowing costs related to these facilities, as well as other costs associated with their termination. Both sales are subject to completion adjustments based on the assets and liabilities of the businesses at the date of the respective sales.

Overall, net profit for the current quarter increased to A$712.7 million, from A$3.6 million in the corresponding period of fiscal 2004, primarily reflecting the gain on sale of the businesses. Excluding individually significant items, net profit in the current period was A$12.7 million, compared to an A$8.1 million loss in the prior corresponding period.

Following completion of these sales and the repayment of our secured senior loan facilities, we have reduced our net debt to A$812.9 million compared to A$2,634.8 million at June 30, 2004.

At the same time, earnings from our continuing Goodman Fielder businesses continue to perform well, reflecting the benefits of the restructuring activities complete during the 2004 financial year.

Review of Operations

A review of the Group’s businesses follows.

Goodman Fielder

We are satisfied with the performance of the Goodman Fielder businesses. EBITDA for the quarter of A$99.3 million was up 22% on the same period last year and in line with our expectations. In Australia, revenue was down primarily due to price reductions in the Australian bakery business implemented in the major retailers at the end of the first quarter in fiscal 2004. However, EBITDA increased significantly as a result of new product development and cost reduction initiatives. In New Zealand, revenue was in line with the previous year. EBITDA increased as a result of improved in-market performance and cost reduction initiatives.

Discontinued businesses

Yeast and Bakery Ingredients

EBITDA in our Yeast and Bakery Ingredients business decreased 10% to A$41.3 million from A$45.8 million in the three month period ended September 30, 2003. Changes in foreign currency exchange rates reduced EBITDA on translation by approximately A$2.2 million. Additionally, lower prices in industrial yeast in our North American operations reduced earnings. This was partially offset by larger volumes in our Asia Pacific operations. Earnings from our European and Latin American operations remained consistent with the prior period.

Herbs and Spices

EBITDA in our Herbs and Spices business decreased 30% to A$5.8 million in the three month period. As the business was sold on September 3, 2004, we did not own the business for the full quarter and this resulted in a decline in EBITDA for this business segment compared to the prior corresponding period.